

Mail Stop 4631

April 14, 2010

Via U.S. mail and facsimile

Mr. Jeffrey C. Ackerman
Chief Financial Officer
Sealy Corporation
Sealy Drive, One Office Parkway
Trinity, North Carolina 27370

      RE: Form 10-K for the year ended November 29, 2009
             Form 8-K filed on March 30, 2010
                File No. 1-8738

Dear Mr. Ackerman:

      We have reviewed your response letter dated March 31, 2010 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED NOVEMBER 29, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

MD&A

Liquidity and Capital Resources

Debt Covenants, page 43

2. We note your response to comment 3 in our letter dated March 17, 2010. We note that as of November 29, 2009 and as of the date of your response you are in compliance with your debt covenants, including all required ratios. You are not reasonably likely to be in breach of your covenants. As such, you have not disclosed your actual ratios. We have the following comments in this regard:

    *   You present Adjusted EBITDA as a material component of your covenants. We do not understand how this measure provides meaningful information to the readers of your financial statements without such measure being provided in the context of your required fixed charge coverage ratio. Please clarify;

    *   The fixed charge coverage ratio is defined by the ABL Revolver agreement as the ratio of Adjusted EBITDA less unfinanced capital expenditures and net cash paid to fixed charges which include cash payments for interest, capital lease obligations, scheduled principal payments on debt and restricted payments. The fixed charge coverage ratio is defined by the indentures governing your Senior Notes, Convertible Notes and Senior Subordinated Notes as the ratio of Adjusted EBITDA to fixed charges which include interest expense and cash dividend payments on certain preferred stock. Please help us understand why the calculations of the remaining components of these fixed charge coverage ratio covenants are not important to the users of the financial statements; and

    *   You state that your presentation of EBITDA and Adjusted EBITDA is neither a measure of performance nor a liquidity measure; rather you include this presentation because EBITDA and Adjusted EBITDA are material components of your covenant compliance measures under your senior debt agreements. The additional disclosures you provide clarify how Adjusted EBITDA is a component of your covenant compliance measures under your senior debt agreements. Please further clarify in your disclosures why you are also presenting EBITDA and how EBITDA is also a component of your covenant compliance measures.

    Please show us in your supplemental response what the revisions will look like.

Financial Statements

General

3. We note your response to comment 4 in our letter dated March 17, 2010. Please also tell us what consideration you gave to the additional disclosures required by Rule 12-04 (a) and (b) of Regulation S-X.

Consolidated Statements of Cash Flow, page 56

4. We note your response to comment 6 in our letter dated March 17, 2010. It appears that the loss from termination of the interest rate swaps is the same as the amount paid to terminate the interest rate swaps. Please help us understand what consideration you gave to the amounts included in accumulated other comprehensive income related to these interest rate swaps upon termination in arriving at the loss from termination amount.

Note 9. Long Term Obligations
Convertible PIK Notes and Related Rights, page 83

5. We note your response to comment 8 in our letter dated March 17, 2010 and have the following additional comments:
   *   Please provide us with your calculation to show how you arrived at the effective conversion price and intrinsic value as well as how determined that there was no beneficial conversion feature pursuant to ASC 470-25-25 and 30. This should include how you arrived at the deemed proceeds amount, your allocation of the total proceeds amount, and how you determined the amount of substantial premium to record in additional paid-in-capital; and
   *   Please expand your disclosures to provide a more comprehensive discussion of the accounting for the rights and PIK notes.
   Please show us in your supplemental response what the revisions will look like.

Item 15. Exhibits and Financial Statement Schedules, page 126

6. We note your response to comment 11 in our letter dated March 17, 2010. We note that you have not filed on EDGAR all of the exhibits and/or schedules to your agreement filed as exhibit 10.19 to the Form 10-Q for the period ending February 28, 2010. Please advise or file with your next periodic report or with a current report on Form 8-K complete copies of this agreement that includes all of the exhibits and schedules. See Item 601(b)(10) of Regulation S-K.

FORM 8-K FILED ON MARCH 30, 2010

Exhibit 99.1

Adjusted EBITDA, page 4

7. You imply that you present Adjusted EBITDA and Adjusted EBITDA Margin because the covenants contained in your senior debt agreements are based upon these measures and Adjusted EBITDA is a material component of these covenants. However, your references to Adjusted EBITDA and Adjusted EBITDA Margin

throughout your earnings release, including in the headings of your earnings release and in the quote from your President and Chief Executive Officer, indicate that you may also use it as a performance measure. In addition, it does not appear that any of your covenants are derived from Adjusted EBITDA Margin. Please ensure that you clearly disclose all of the purposes for which you use these non-GAAP measures. In a similar manner to your reconciliation provided on page 43 of your Form 10-Q for the period ended February 28, 2010, please reconcile Adjusted EBITDA to net income. Please refer to Compliance and Disclosures Interpretation 103.02 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us in your supplemental response what the revisions will look like.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief